Exhibit 1

ASX Release	Level 18, 275 Kent Street Sydney, NSW, 2000

3 October 2024

WESTPAC ENTERS INTO AGREEMENT TO SELL AUTO FINANCE LOAN BOOK

Westpac has entered into an agreement to sell its auto finance loans and lease receivables to Resimac Group Limited (ASX: RMC, “Resimac”).

The sale is anticipated to complete in the first half of 2025, with an expected transaction value of $1.4 - $1.6 billion. It is not expected to have a material impact to Westpac’s financial statements.

The sale will finalise Westpac’s divestment of its auto finance business, following the partial sale in 2021.

For further information:

Hayden Cooper	Justin McCarthy
Group Head Media Relations	General Manager Investor Relations
M. 0402 393 619	M. 0422 800 321

This document has been authorised for release by Tim Hartin, Company Secretary.